UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

PURECYCLE TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

74623V 103
(CUSIP Number)

March 17, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 74623V 103	13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Byron Roth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 368,056
	6	SHARED VOTING POWER 384,650(1)
	7	SOLE DISPOSITIVE POWER 368,056
	8	SHARED DISPOSITIVE POWER 384,650(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 752,706(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes shares beneficially owned by Roth Capital Partners, LLC (“Roth”).

CUSIP No. 74623V 103	13G/A	Page 3 of 5 Pages

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends, in its entirety, the statement on Schedule 13G originally filed by the Reporting Person (as identified in Item 2 below), on February 9, 2021 (the “Schedule 13G”). On March 17, 2021, the Issuer identified in Item 1 below completed a business combination resulting in the issuance of an aggregate of 108,500,000 shares of common stock, par value $0.001 per share (the “Common Stock”). As a result, this Amendment is being filed to disclose that the Reporting Person has ceased to be the beneficial owner of more than five percent of the outstanding shares of the Common Stock of the Issuer. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.

Item 1.

(a)	Name of Issuer: PureCycle Technologies, Inc. (“Issuer”)

(b)	Address of Issuer's Principal Executive Offices:

5950 Hazeltine National Drive, Suite 650 Orlando, FL 32822

Item 2.

(a)	Name of Person Filing: Byron Roth (“Reporting Person”)

(b)	Address of Principal Business Office or if none, Residence:

c/o Roth Capital Partners LLC

888 San Clemente Drive, Suite 400

Newport Beach, CA 92660

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock, $0.001 par value

(e)	CUSIP Number: 74623V 103

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 752,706 shares

(b)	Percent of Class: 0.6%

The foregoing percentage is based on 118,322,900 shares of common stock outstanding as of March 17, 2021, as disclosed in the Registration Statement on Form S-1/A (File No. 333-251034) filed with the SEC by the Issuer on March 19, 2021.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 368,056 shares

(ii)	shared power to vote or to direct the vote: 384,650 shares

(iii)	sole power to dispose or to direct the disposition of: 368,056 shares

(iv)	shared power to dispose or to direct the disposition of: 384,650 shares

CUSIP No. 74623V 103	13G/A	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 74623V 103	13G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 19, 2021

/s/ Byron Roth
Byron Roth